SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

         |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 3 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000 and March 22, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following:

         On March 21, 2000, Dime commenced an action against North Fork and its directors in the United States District Court for the Eastern District of New York. Dime's complaint alleges that the definitive proxy statement filed by North Fork with the Securities and Exchange Commission on or about March 13, 2000, in which North Fork solicits proxies from Dime's shareholders to vote against Dime's proposed merger with Hudson United Bancorp, is materially false and misleading in violation of Section 14(a) of the Securities Exchange Act of 1934 and the rules promulgated by the Securities and Exchange Commission thereunder because the proxy statement misstates and omits to mention important facts concerning North Fork's proposed acquisition of Dime in place of the Dime/Hudson merger. Dime's complaint also alleges that North Fork has violated
Section 14(e) of the Securities Exchange Act by making contradictory statements regarding whether it would increase the price per share at which it was willing to acquire Dime. Dime's complaint seeks injunctive relief and such other relief as the court deems necessary.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     DIME BANCORP, INC.


                                                     By:   /s/ James E. Kelly
                                                        ---------------------
                                                     Name:  James E. Kelly
                                                     Title: General Counsel


Dated:  March 24, 2000





                                       -3-